                                                                    Exhibit 99.1
                                                                    ------------

                                 PRESS RELEASE


FOR IMMEDIATE RELEASE                                          DECEMBER 22, 2000

Delco Remy International, Inc. Stock Offer Planned by Unit of Citicorp Venture Capital

     ANDERSON, Ind., December 22, 2000/PRNewswire/ -- Delco Remy International, Inc. (NYSE: RMY] said today that it has been advised by Court Square Capital Limited, a unit of Citicorp Venture Capital, that it intends to make an offer to acquire all issued and outstanding shares of Delco Remy's stock at a cash price of $8 per share.

     To effect the offer, Court Square stated that it will begin a tender offer for any and all shares not currently owned by Court Square or certain of its affiliates. The offer will not be subject to a financing condition. Court Square said that it anticipates that Delco Remy's management will be given the opportunity to participate with Court Square in the continuing ownership of the Company.

     Court Square said that its offer will assume the current debt financing in Delco Remy would remain in place upon completion of the offer and that the offer would be subject to customary conditions, including regulatory approvals and the absence of any material adverse change in the business of Delco Remy. In advising the Company of its plans, Court Square stated: "We are proud to have been among the founding investors in Delco Remy and are optimistic about its future. We have been and continue to be strong supporters of Delco Remy and its management team."

      Court Square currently owns approximately 6.6 million shares of Delco Remy's outstanding voting stock representing approximately 37% of the outstanding voting shares. Court Square also owns approximately 6.3 million shares of non-voting stock that are convertible into voting stock and would, if converted and added to the voting shares currently owned, represent approximately 53% of the outstanding shares. Affiliates of Court Square are reported to own or have rights to acquire approximately 3.2 million additional shares.

     The Company said that its board of directors would evaluate the offer.

     Holders of Delco Remy's common stock should read Delco Remy's recommendation statement regarding the proposed tender offer when it becomes available. This recommendation statement will contain important information regarding the tender offer. Holders of Delco Remy's common stock can obtain the recommendation and other filed documents for free at the website of the Securities and Exchange Commission at http://www.sec.gov, or for free from Delco
                                      ------------------
Remy.

     Delco Remy International, Inc., headquartered in Anderson, Indiana, is a leading global manufacturer and remanufacturer of OEM and aftermarket electrical, powertrain and drivetrain components for automotive, medium and heavy truck, agriculture and construction industries. Delco Remy International, Inc. began business in August 1994 as a partial divestiture of the Delco Remy division of General Motors. The Company now serves major OEM and aftermarket customers worldwide, with manufacturing and marketing facilities in North America, Europe, South America and Asia-Pacific.

     This press release contains forward looking statements regarding the proposed tender offer for Delco Remy's common stock described herein. These statements are identified by words such as "will," "intends," and other words referring to events to occur in the future. The statements are based on information currently available to Delco Remy and are subject to a variety of risks and uncertainties, including the actual commencement of the proposed tender offer, Delco Remy's evaluation and recommendation with respect to the proposed tender offer, alternatives that may be pursued or other actions that may be undertaken by Delco Remy in response to or independent of the proposed tender offer, the number of shares tendered in response to the proposed tender offer and consummation of the proposed tender offer. Actual events, actions and effects of the proposed tender offer may depend on one or more of these risks and uncertainties and may vary materially from the future events, actions and effects described in this press release. Delco Remy undertakes no obligation to update any forward looking statements made in this press release.
                                    #  #  #






Investor Relations:     J. Timothy Gargaro       765-778-6660
                        David E. Stoll           765-778-6523
Media Relations:        John J. Pyzik            765-778-6607
Delco Remy Web site:    http:/www.delcoremy.com